Exhibit 21.1

SIRF TECHNOLOGY HOLDINGS, INC.

List of Subsidiaries

SiRF Technology, Inc., Delaware

SiRF Technology, K.K., Japan

SiRF Technology GmbH, Germany

SiRF Technology (India) Pvtd. Ltd., India

ImpulseSoft, Pvtd., India

SiRF Technology (Cayman) Ltd., Cayman

SiRF Technology Pte Ltd., Singapore

SiRF International LLC, Delaware

SiRF Technology China Holdings LLC, Delaware

Centrality LLC, Korea

Shanghai Centrality Communications Co. Ltd., People’s Republic of China

Centrality Limited, Cayman